Exhibit (a)(5)(ii)

May 31, 2008

Re: Acceptance of Tenders/Subsequent Offering Period

Dear VPI Shareholders and Former Shareholders:

I am pleased to announce that Scottsdale Insurance Company has accepted for payment approximately 1,795,465 shares of Veterinary Pet Insurance Company common stock pursuant to the terms of the Offer to Purchase for Cash. The Offer expired at 5:00 p.m. New York City time on May 30, 2008. Scottsdale now owns approximately 5,539,021 shares of VPI or approximately 94% of VPI on a fully diluted basis. Checks will be mailed out promptly to shareholders who tendered. If you have questions with respect to the Offer, you can contact Georgeson Inc., the Information Agent for the Offer, toll free at 877-868-4970.

Also, because many shareholders lost their stock certificates or were in the process of tendering shares, Scottsdale is hereby announcing a subsequent offering period for all remaining untendered shares of VPI. The subsequent offering period will expire at 5:00 p.m. New York City time on Thursday, June 12, 2008. The same $13.80 per share price offered in the prior offering period will be paid during the subsequent offering period. The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described in the Offer to Purchase for Cash, except that shares tendered during the subsequent offering period are accepted for payment upon submission and may not be withdrawn.

The decision to tender shares is voluntary on your part. However, please note that if you elect not to tender your VPI shares, you will continue to hold shares in a highly illiquid company with no market for the shares, and there is no assurance that another liquidity event or transaction will occur in the future. Please carefully read the Offer to Purchase for Cash and related materials that were previously sent to you. If you have any questions, or need another set of the Offer materials, please call the Information Agent. You can also access the Offer materials on the Securities and Exchange Commission’s website at www.sec.gov.

I wish to stress again that Scottsdale and VPI are committed to continuing VPI’s historical relationship with the veterinarian community. VPI is the leader in pet insurance products and related services and will always view itself as the veterinarian’s pet insurance company, and the trusted choice of America’s pet lovers. We wish to thank all of our loyal past and present fellow shareholders for their support and continued support as VPI continues to lead the way.

Sincerely,

Michael D. Miller

President and Chief Operating Officer